Exhibit 15 (g)

Consolidated Financial Statements of LG. Philips Displays Holding B.V.

The LPD consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America. The LPD consolidated financial statements as of and for the fiscal periods ended December 31, 2004 and 2002 were not audited in accordance with generally accepted auditing standards in the United States, and are not covered by the audit report of KPMG included as an exhibit to this Form 20-F/A. The audit report of KPMG relating to the LPD consolidated financial statements as of and for the year ended December 31, 2003 is included as Exhibit 15 (h) to this Form 20-F/A.

Consolidated Financial Statements

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002 amounts in USD million

	Notes	2004	2003	2002
		(Not audited)		(Not audited)
Sales		$4,047	$3,966	$4,402
Direct cost of sales		(3,300)	(3,265)	(3,630)

Gross profit		$747	$701	$772

Expenses
Selling expenses		(129)	(127)	(143)
General and administrative expenses		(74)	(102)	(102)
Research and development expenses		(58)	(101)	(112)
Depreciation expenses		(222)	(294)	(290)
Amortization expenses		(11)	(16)	(11)
Other income, net	6	32	61	51
Restructuring and impairment costs	7	(327)	(942)	(570)

Loss from operations		$(42)	$(820)	$(405)
Financial expenses	8	(95)	(57)	(122)
Results related to unconsolidated companies		(5)	—	—

Loss before income taxes		$(142)	$(877)	$(527)
Income taxes	9	16	18	2

Loss after income taxes		$(126)	$(859)	$(525)
Minority interests		(45)	(13)	(2)

Net loss from continuing operations before cumulative effect of a change in accounting principle		$(171)	$(872)	$(527)
Cumulative effect of a change in accounting principle, net of income tax of USD Nil	10	—	—	(5)

Net loss		$(171)	$(872)	$(532)

See accompanying notes, which form an integral part of these financial statements.

Consolidated Balance Sheets at December 31, 2004 and 2003

amounts in USD million, except for share figures

	Notes	2004	2003
		(Not audited)
ASSETS
Current assets:
Cash and cash equivalents	11	$113	$322
Accounts receivable, less allowance for doubtful accounts (USD13 million in 2004 and USD9 million in 2003)	12	389	445
Inventories	13	232	289
Amounts due from Parent companies	14	179	191
Tax refundable		14	16
Deferred tax assets	9	5	13
Other current assets	15	73	81

Total current assets		$1,005	$1,357

Non-current assets:
Pledged deposits	11	50	—
Investment in unconsolidated companies	16	21	3
Other non-current financial assets	17	—	13
Other non-current assets	18	6	18
Deferred tax assets	9	36	17
Property, plant and equipment	19	1,591	1,724
Goodwill and intangible assets	21	282	290

Total non-current assets		$1,986	$2,065

TOTAL ASSETS		$2,991	$3,422

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$677	$674
Amounts due to Parent companies	14	66	86
Tax payable		1	5
Deferred tax liabilities	9	2	4
Provisions and other liabilities — current portion	22	336	311
Loans — current portion	23	200	1,654

Total current liabilities		$1,282	$2,734

Non-current liabilities:
Provisions and other liabilities — non-current portion	22	103	91
Loans — long-term portion	23	1,077	443
Deferred tax liabilities	9	3	14

Total non-current liabilities		$1,183	$548

TOTAL LIABILITIES		$2,465	$3,282

See accompanying notes, which form an integral part of these financial statements.

Consolidated Balance Sheets at December 31, 2004 and 2003 (continued),

amounts in USD million, except for share figures

	2004	2003
	(Not audited)
Minority interests	235	205
Stockholders’ equity/ (deficit):
Common stock, par value EUR1 per share Authorized: 90,000 shares Issued and outstanding: 68,182 shares (2003: 68,182 shares)	—	—
Share premium	2,040	1,546
Accumulated losses	(1,926)	(1,752)
Accumulated other comprehensive income	177	141

Stockholders’ equity/ (deficit)	$291	$(65)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,991	$3,422

Approved and authorized for issue by the Company on April 15, 2005

Jeong IL Son
President and CEO

Peter van Bommel
Deputy CEO and Chief Financial Officer

See accompanying notes, which form an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders’ Equity/ (Deficit) and Comprehensive Income/ (Loss) for the years ended December 31, 2004, 2003 and 2002 amounts in USD million, except for share figures

	Number of
	shares issued,				Accumulated other
	EUR 1 par value				comprehensive	Total Stockholders’
	per share	Common stock	Share premium	Accumulated losses	income	equity/ (deficit)
Balance at January 1, 2004 (Not audited)
As previously reported	68,182	—	1,546	(1,752)	141	(65)
Adjustment arising from acquisition of subsidiaries	—	—	—	(3)	—	(3)

As adjusted	68,182	—	1,546	(1,755)	141	(68)
Capital contribution on July 14, 2004 (net of capital duty of USD6 million)	—	—	494	—	—	494
Net loss for the year	—	—	—	(171)	—	(171)
Translation adjustments	—	—	—	—	36	36

Balance at December 31, 2004 (Not audited)	68,182	—	2,040	(1,926)	177	291

Balance at January 1, 2003	68,182	—	1,546	(880)	150	816
Net loss for the year	—	—	—	(872)	—	(872)
Translation adjustments	—	—	—	—	(9)	(9)

Balance at December 31, 2003	68,182	—	1,546	(1,752)	141	(65)

Balance at January 1, 2002 (Not audited)	49,998	—	1,296	(348)	22	970
Share capital issued on May 31, 2002	18,184	—	250	—	—	250
Net loss for the year	—	—	—	(532)	—	(532)
Translation adjustments	—	—	—	—	128	128

Balance at December 31, 2002 (Not audited)	68,182	—	1,546	(880)	150	816

Note: Accumulated other comprehensive income mainly represented the currency translation differences. The comprehensive income/ (loss) was USD(135) million, USD(881) million and USD(404) million for the years ended December 31, 2004, 2003 and 2002 respectively.

See accompanying notes, which form an integral part of these financial statements.

Consolidated Statements of Cash Flow for the years ended December 31, 2004, 2003 and 2002 amounts in USD million

	Notes	2004	2003	2002
		(Not audited)		(Not audited)
Net cash provided by operating activities		$269	$436	$135

Cash flows — investing activities
Additions to property, plant and equipment		(137)	(208)	(442)
Additions to intangible assets		(3)	(5)	(9)
Purchase of subsidiaries	29	(2)	—	—
Investment in unconsolidated companies	16	(19)	(3)	—
Purchase of available-for-sale securities		—	(17)	—
Sales proceeds in respect of property, plant and equipment		36	51	69
Sales proceeds in respect of available-for-sale securities		18	—	—
Sales proceeds in respect of interest in business	25	—	21	—
Proceeds from sales of shares in a subsidiary to parent companies		—	2	—

Net cash used in investing activities		$(107)	$(159)	$(382)

Cash flows — financing activities
Net (decrease)/ increase in short-term debt		(103)	300	(260)
Proceeds from issuance of long-term debt		29	37	431
Repayment of long-term debt		(746)	(360)	(446)
Payment of debt issuance costs		—	—	(2)
Proceeds from issuance of share capital to minority shareholders		—	4	13
Dividend paid to minority shareholders		(15)	(11)	(2)
Proceeds from capital contribution		500	—	—
Payment of capital duty related to previous and current years’ capital contribution		(6)	—	—
Proceeds from issuance of common stock		—	—	250

Net cash used in financing activities		$(341)	$(30)	$(16)

Net change in cash and cash equivalents		(179)	247	(263)
Effect of exchange rate changes		(30)	(50)	6
Cash and cash equivalents at beginning of year		322	125	382

CASH AND CASH EQUIVALENTS AT END OF YEAR		$113	$322	$125

Net cash paid during the year for:

	2004	2003	2002
Interest paid	77	86	100
Income taxes	20	7	29

See accompanying notes, which form an integral part of these financial statements.

Consolidated Statements of Cash Flow for the years ended December 31, 2004, 2003 and 2002 (continued)

amounts in USD million

	2004	2003	2002
	(Not audited)		(Not audited)
CASH FLOW — operating activities
Net loss	$(171)	$(872)	$(532)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation	$222	$294	$290
Impairment loss on property, plant and equipment	159	675	456
Impairment loss on goodwill	—	89	5
Amortization and write off of intangibles assets	11	16	11
Net (gain)/ loss on disposal and write off of property, plant and equipment	(11)	1	(1)
Provision for losses on available-for-sale securities	—	4	—
Gain on sale of interests in subsidiaries	—	(36)	—
Loss on acquisition of subsidiaries	50	—	—
Gain on sale of available-for-sale securities	(5)	—	—
Loss from unconsolidated companies	5	—	—
Minority interests	45	13	2
Increase in pledged deposits	(50)	—	—
Decrease/ (increase) in accounts receivable	67	78	(160)
Decrease in inventories	63	57	70
Net increase in amount due (to)/ from parent companies	(8)	111	(86)
Decrease/ (increase) in other current assets	18	27	(19)
(Decrease)/ increase in accounts payable	(43)	(179)	205
(Decrease)/ increase in provisions and other liabilities	(79)	128	(70)
(Increase)/ decrease in non-current assets	(5)	34	(17)
Increase/ (decrease) in non-current liabilities	1	(4)	(19)

Net cash provided by operating activities	$269	$436	$135

See accompanying notes, which form an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1. Description of business

The principal activity of LG.Philips Displays Holding BV (“the Company”) and its subsidiaries (collectively “the Group”) is the manufacture and sale of cathode ray tubes (“CRT”) for use in television sets and computer monitors. The Group has a number of factories worldwide and serves global customers across many regions. Asia Pacific represents the Group’s major geographical market segment. The sales mix in 2004 was represented at 71% (2003: 72%) in respect of Color Picture Tubes (“CPT”) for television sets, 25% (2003: 25%) in respect of Color Display Tubes (“CDT”) for computer monitors and 4% (2002: 3%) in related components (“Comp”). Approximately 44% (2003: 43%) of the Group’s sales during 2004 were derived from sales to the Company’s parent companies.

Royal Philips Electronics (“Philips”) and LG Electronics Inc. (“LGE”) (collectively “the Group’s Parents” or the “Company’s Shareholders”) entered into a Joint Venture Agreement dated June 11, 2001 (“JV Agreement”). Pursuant to the JV Agreement, LGE and Philips transferred to the Company the assets and liabilities of their respective businesses engaged in the manufacture and sale of (i) CDT and CPT — collectively CRT; (ii) deflection yokes, electron guns and electron gun parts for use with CRT only (“Initial CRT Components”) and (iii) CRT glass (“CRT Glass”) and other key CRT components and materials (collectively such businesses are referred to as “CRT Business”). Under the terms of the JV Agreement, the closing of the acquisition by the Group of the CRT Businesses of Philips and LGE was effective as of June 30, 2001.

2. Basis of presentation

The accompanying consolidated financial statements present the operations of the Company and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

3. Going concern

On June 25, 2004, the Group reached agreement with the lenders in the bank syndicate on a restructuring of the Group’s syndicated loan in respect of which USD1,433 million was outstanding as of January 1, 2004, and of which USD100 million was repaid in January 2004. The restructuring, effective as of July 14, 2004, includes revised loan covenants, a waiver of previous breaches of loan covenants, which could have resulted in the syndicated loan becoming immediately repayable in full had two thirds of the syndicate so elected, a revised repayment schedule of amounts due under the syndicated loan, an extensive security package to secure the syndicate loan repayment obligation and additional equity of USD500 million provided by the Company’s Shareholders to reduce part of the outstanding debt. The USD500 million equity contributions and repayment of the same amount of outstanding debt were completed in July 2004.

Under the revised syndicated loan agreement and as noted above, the Group is now subject to revised covenants, namely a debt service ratio, a maximum debt level and a maximum amount of permitted cash restructuring costs, as part of the restructuring of the syndicated loan and the Group has been in compliance with these covenants since the restructuring of the syndicated loan was completed. Management of the Group has assessed the Group’s ability to adhere to these revised covenants and expects that such covenants shall be adhered to for the foreseeable future.

The Group operates in a mature business that has encountered significant reductions in prices and increasing competition from newer technologies. In assessing the Group’s ability to adhere to such covenants, management’s estimate of future cash flows has taken account of management’s expectations of industry trends and market decline in assessing the Group’s ability to generate sufficient cash flows from operations to repay outstanding amounts, to meet ongoing loan covenants and to continue as a going concern. The future pace of market decline is uncertain and should such take place more rapidly than management currently expects, this could have negative implications on the Group’s ability to repay loans and adhere to covenants. However, management is satisfied that the assumptions underlying such estimate are appropriate and that they have been made after due and careful analysis.

Total bank and other loans (including amounts outstanding in respect of a Floating Rate Note (“FRN”) amounting to EUR200 million) amounted to USD1,277 million as at December 31, 2004 and cash balances at that date amounted to USD113 million.

Under the terms of the FRN, the Group is required to repay the amount by June 2007. Management has identified that the repayment of such FRN may need to be re-financed by additional sources of funds. The Group is satisfied that such repayment will be satisfactorily addressed in sufficient time to enable the FRN to be repaid or refinanced by the due date.

Management is satisfied that based on its assessment of the Group’s expected future operations, the Group will be able to meet its debts as they fall due and to adhere to loan covenant requirements. Accordingly, the financial statements have been prepared on a going concern basis.

4. Step-up accounting

Each of the Group’s Parents, LGE and Philips, contributed assets to the Company in exchange for their interest in the Group, together with cash payments by the Group to the Parents calculated by reference to differences between historical cost and valuations of certain businesses (being LGE’s CRT Business and Philips’ Glass Business) contributed to the Group by LGE and Philips. The values were determined by LGE and Philips, based on a number of factors including investment banks’ valuations, cash flow projections, negotiations between the Group’s Parents, and as set out in the JV Agreement.

Based on the amounts of net assets contributed by LGE and Philips and cash paid to LGE and Philips, assets contributed by LGE have been recorded at the book values that were contributed by LGE plus a partial step up of 17.74% of the fair value increment, and net assets contributed by Philips in respect of Philips’ Glass Business have been recorded at 100% of the fair value; such fair values having been determined by management and such accounting treatment is referred to as step-up accounting.

Based on the foregoing step-up accounting basis, the total amount of step-up increment recorded by the Group at the opening balance sheet date of June 30, 2001 was USD465 million, which was allocated by management to property, plant and equipment in the amount of USD30 million, to intellectual property rights (“IPR”) in the amount of USD71 million and to goodwill in the amount of USD364 million. The revaluation adjustment relating to property, plant and equipment is depreciated over the expected remaining useful lives of the respective assets, the value allocated to IPR is amortized over the expected useful lives of the related rights and during the period ended December 31, 2001, goodwill was amortized over 5 years. For financial periods commencing on or after January 1, 2002, the Group has adopted Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which requires allocation of goodwill to reporting units and impairment review in lieu of amortization of goodwill.

5. Accounting policies

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company has a controlling financial interest. All material intra-Group transactions and balances have been eliminated on consolidation.

The result is reduced by the portion of the results of subsidiaries applicable to minority interests. The minority interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets.

Investment in unconsolidated companies

Investment in companies in which the Group does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Generally, in the absence of demonstrable proof of significant influence, it can be presumed to exist when the Group owns between 20% and 50% of the investee’s voting stock. Under the equity method, only the Group’s investment in and amounts due to and from the equity investee are included in the consolidated balance sheet; only the Group’s share of the investee’s earnings is included in the consolidated operating results; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the consolidated cash flows. The Group recognizes an impairment loss when an other-than-temporary decline in the value of the investment occurs.

Equity investment in companies in which the Group does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the equity investment is not publicly traded, then the investment is accounted for at cost. The Group recognizes an impairment loss when an other-than-temporary decline in the value of an equity investment occurs.

In determining whether impairment is other-than-temporary, the Group considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in the assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecast performance of the investment.

Foreign currency transactions

The reporting and functional currency adopted by the Group is the US dollar. The functional currency of foreign enterprises or subsidiaries is generally the local currency, unless the primary economic environment requires the use of another currency.

Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise. However, currency differences on intercompany loans that have the nature of a permanent investment are accounted for as translation differences as a separate component of other accumulated comprehensive income (loss) within stockholders’ equity.

The balance sheet items of foreign enterprises or subsidiaries are translated into US dollars at the rates of exchange prevailing at the balance sheet date. The results of foreign enterprises are translated into US dollars using the average rate for the year/period. The resulting exchange differences are reflected in the other comprehensive income component within stockholders’ equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign subsidiary.

Derivative financial instruments

The Group uses derivative financial instruments principally in the management of its foreign currency risks and to a more limited extent for commodity price risks. In applying SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which was adopted in 2003, the Group measures all derivative financial instruments based on fair values derived from market prices of the instruments. Gains or losses arising from changes in the fair value of the instruments are recognized in the statement of operations during the period in which they arise to the extent that the derivatives have been designated as a hedge of recognized assets or liabilities, or to the extent that the derivatives have no hedging designation or are ineffective. The gains and losses on the designated derivatives substantially offset the changes in the values of the recognized hedged items, which are also recognized as gains and losses in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value, resulting from the risk being hedged, of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or accumulated other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge.

The Group formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is undesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Group continues to carry the derivative on the balance sheet as its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Group continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Group continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Group continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

Interest costs

Interest costs are expensed in the statement of operations in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of interest costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, interest costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of interest costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Cash and cash equivalents

Cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. For the purpose of the consolidated statements of cash flows, the Group considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts regularly.

The allowance for the risk of non-collection of trade accounts receivable is determined in three stages. First, significant individual debtors are assessed for creditworthiness based on external and internal sources of information; management decides upon an allowance based on that information and the specific circumstances for that debtor which might require a value allowance. In the second stage, for all other debtors the allowance is calculated based on a percentage of average historical losses. Finally, if, owing to specific circumstances such as serious adverse economic conditions in a specific country or region, it is management’s judgment that the valuation of the receivables is inadequately represented by the valuation allowance in stage two, the percentage of valuation allowance for the debtors in the related country or region may be increased to cover the increased risk.

Investments

The Group classifies its investments in debt securities as available-for-sale. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other accumulated comprehensive income within stockholders’ equity until realized, at which time the realized gain or loss is included in income.

A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Interest income is recognized when earned. Realized gains or losses, if any, are recorded in financial income and expenses.

Other non-current assets

Loans receivable are stated at amortized cost, less an allowance for impaired loans. Management considers a loan to be impaired when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

Inventories

Inventories are stated at the lower of cost or market value. Inventory cost is determined predominantly using the first in first out method (FIFO). A small number of locations use the average cost basis, however, this is not significantly different from FIFO.

The cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred to bring the inventories to their present location and condition. The costs of conversion of inventories include direct labor, fixed and variable production overheads and variable production cost, taking into account the stage of completion of the inventories.

Provision is made for estimated losses due to obsolescence based on management’s best estimates.

Property, plant and equipment

Property, plant and equipment are stated at cost (plus step-up increment, where applicable) less accumulated depreciation and impairment. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. These leased assets are amortized over the shorter of the lease term or the economic life of the property, plant and equipment. Assets constructed by the Group include direct manufacturing costs, production overheads and interest charges incurred during the construction period. Government grants are deducted from the cost of the related assets. The expenditure on assets under construction is recorded first in “Construction in progress” and then transferred to the appropriate asset account on completion. Depreciation is recorded using a straight-line method, based on the useful lives of the assets.

The principal depreciation rates used for this purpose are as follows:

•	Land	no depreciation
•	Buildings	20-50 years
•	Machinery	3-20 years
•	Other equipment	5-20 years

Gains and losses on the sale of property, plant and equipment are included in ‘other income’ in the statement of operations.

Maintenance and repairs are charged to the statement of operations; replacements and improvements to property, plant and equipment are capitalized and depreciated over the estimated useful lives of such assets.

Asset retirement obligations

In June 2001, the FASB issued SFAS No.143, ‘Accounting for Asset Retirement Obligations’. The Group adopted this Statement in 2003. Under the provisions of this Statement, the Group recognizes the fair value of an asset retirement obligation in the period in which it is incurred, while an equal amount is capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset. Upon initial application of the Statement, the Group recognized a liability for existing asset retirement obligations adjusted for cumulative accretion to January 1, 2003. Additionally, the Group recorded the asset retirement cost as an increase to the carrying amounts of the associated long-lived assets and recognized the accumulated depreciation on such capitalized cost. The cumulative effect of the initial application of the Statement has been reported in the operating result for 2003, rather than recognized as a change in accounting principle, as the amount of asset retirement obligation was less than USD0.7 million which was not material.

Goodwill

The Group adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Consequently, goodwill is no longer amortized but instead tested for impairment annually or whenever impairment indicators so require. Prior to the adoption of SFAS No. 142, the Group applied the straight-line method for amortization of goodwill over the period expected to benefit of 5 years.

Upon adoption of SFAS No. 142 the Group was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Group reassessed the useful lives and residual values of all intangible assets acquired. In connection with SFAS No. 142’s transitional goodwill impairment evaluation, this Statement required the Group to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Furthermore, the Group was required to determine the fair value of each reporting unit and to compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Group was required to perform the second step of the transitional impairment test. In the second step, the Group was required to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption of SFAS No. 142. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill.

The Group identified its reporting units and performed the transitional goodwill impairment test for each of those reporting units in the first quarter of 2002. An impairment loss of USD5 million was included in the statement of operations as a cumulative effect of a change in accounting principle as a consequence of the transitional impairment test.

Fair value of the reporting units is determined using expected discounted future cash flows. Determining cash flows requires the use of judgements and estimates that reflect the Group’s strategic plans and long-range forecasts. The data necessary for the impairment tests are based on management estimates of future cash flows, which require estimating revenue growth rates and profit margins.

Intangible assets other than goodwill

Intangible assets with estimable useful lives are amortized using the straight-line method over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. There are currently no intangible assets with indefinite lives.

Certain costs relating to the development and purchase of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software and the amortization charge for 2004 was USD3 million (2003: USD4 million, 2002: USD2 million).

Research and development

All costs of research and development are expensed in the period in which they are incurred.

Shipping and handling

Costs related to shipping and handling are included in selling expenses for all periods presented.

Advertising

Advertising costs are expensed, when incurred. The cost charged to the statement of operations in 2004 amounted to USD0.1 million (2003: USD0.3 million, 2002: USD0.3 million).

Impairment or disposal of long-lived assets and intangible assets other than goodwill

The Group accounts for impairment of long-lived fixed assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement requires that long-lived assets and purchased intangibles subject to amortization be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell and are no longer depreciated.

Provisions

The Group recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated.

In June 2002, the FASB issued SFAS No. 146, ‘Accounting for Costs Associated with Exit or Disposal Activities’. This statement nullifies the accounting for restructuring costs provided in EITF Issue No. 94-3 ‘Liability Recognition for Certain Employee Termination Benefit and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).’ The principal difference between SFAS No. 146 and EITF No. 94-3 that affects the Group relates to the timing of the recognition of a liability for a cost associated with an exit or disposal activity, including restructurings. SFAS No. 146 requires that a liability be recognized and measured at fair value only when incurred. In contrast, under Issue 94-3 the Group recognized a liability for an exit cost or recorded a restructuring provision when it committed to an exit plan.

Liabilities related to one-time employee termination benefits are recognized ratably over the future service period when those employees are required to render services to the Group, if that period exceeds 60 days or a longer legal notification period. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002 and has been adopted by the Group as of January 1, 2003.

Under FASB SFAS No. 88, ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’, if contractual termination benefits have been agreed to in advance between the company and its employees and are payable when a specified event occurs, the cost shall be recognized as a liability and an expense when payment of the benefits is probable.

Employee termination benefits covered by a contract or under an ongoing benefit arrangement are to be accounted for under SFAS No. 112 ‘Employers’ Accounting for Postemployment Benefits’ and are recognized when it is probable that the employees will be entitled to the benefits and the amounts can be reasonably estimated.

Environmental liabilities and other contingencies

Provisions for environmental liabilities and other contingencies resulting from past operations or events are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Pursuant to the JV Agreement, environmental liabilities and certain tax contingencies arising in respect of the Philips and LGE CRT Businesses transferred to the Group, relating to events occurring on or prior to June 30, 2001, were classified as “excluded liabilities” and were not transferred to the Group. These liabilities are the responsibility of Philips and LGE respectively and accordingly, no provision has been recorded in the Group’s financial statements as at December 31, 2004 or 2003 in respect of any such liabilities.

Revenue recognition

The Group recognizes revenue when delivery has taken place pursuant to a customer purchase order, the sales price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped or services are rendered and the customer takes ownership and assumes the risk of loss. Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.

Government grants

Government grants, other than those relating to assets, are recognized in the statement of operations as qualified expenditures are incurred.

Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credits available for carry forward.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the statement of operations in the period that includes the enactment date.

The Group provides a valuation allowance for deferred tax assets for which it does not consider realisation of such assets to be more likely than not.

Operating leases

Rentals payable in respect of assets held or provided under operating leases are accounted for in the statement of operations on a straight-line basis over the periods of the respective leases.

Pension and other post-retirement plans

The Group accounts for the cost of pension plans and postretirement benefits other than pensions in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, and SFAS No. 106, “Postretirement Benefits other than Pensions”, respectively. Most of the Group’s defined-benefit plans are funded with plan assets that have been segregated and restricted in a trust to provide for the pension benefits to which the Group has committed itself.

The Group has certain defined benefit pension plans covering a portion of its employees. Pension costs in respect of defined-benefit plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

The Group also has certain defined contribution pension plans where agreed amounts (usually based on a percentage of salary) are paid regularly to a pension plan. Expenses under these plans are recognized as incurred in the statement of operations. In certain countries, the Group also provides post-retirement benefits other than pensions. The cost relating to such plans consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated post-retirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation.

Further details of the Group’s pension and post-retirement pension plans are discussed in note 24 to the financial statements.

Unrecognized actuarial gains and losses are recognized in the statement of operations over the expected average remaining working lives of the employees participating in the plan.

Unrecognized prior service costs related to pension plans and post-retirement plans other than pensions are being amortized by assigning a proportional amount to the statement of operations of a number of years, reflecting the average remaining service period of the active employees.

Warranties and guarantees

Estimates for warranty costs are made based primarily on historical warranty claim experience. Estimated warranty costs are accrued at the time of sale and are recorded in cost of sales.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for matters such as allowance for uncollectible accounts receivable, inventory obsolescence, depreciation and amortization, deferred taxes, provisions, impairment of long lived assets, defined pension and post-retirement benefits, valuation of investments and goodwill.

Recent accounting pronouncements

In May 2003, FASB Statement No. 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Group, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Group on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Group currently does not have any financial instruments that are within the scope of this Statement.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), ‘Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Group applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE. The Group currently does not have any VIEs that are within the scope of this Interpretation.

In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Group as of the year ended December 31, 2004. The Group’s disclosures in Note 24 incorporate the relevant requirements of Statement 132 (revised).

In May 2004, the FASB issued FSP No. 106-2 (“FSP 106-2”), ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (the ‘Medicare Act’). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,’ and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The effects of the Medicare Act relating to measures of the accumulated postretirement benefit obligation or the net periodic postretirement benefits as mandated by FASB Staff Position 106-2 were not material to the Group.

FASB Staff Position (“FSP”) No. 109-2, ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (“FSP 109-2”), provides guidance under FASB Statement No. 109, ‘Accounting for Income Taxes’, with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. This Staff Position is not expected to have a material impact on the Group’s financial statements.

In December 2004, Statement No. 151, ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4, ‘Restatement and Revision of Accounting Research Bulletins’, was issued. This Statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and prohibits such costs from being capitalized in inventory. In addition, this Statement requires that allocation of fixed production overheads to the inventory cost be based on the normal capacity of the production facilities. This Statement is not expected to have a material effect on the Group’s financial statements.

In December 2004, the FASB issued Statement No. 153, ‘Exchanges of Non-monetary Assets’, an amendment of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions’. This Statement eliminates the exception in APB No. 29 for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that lack commercial substance. The Statement is not expected to have a material impact on the Group’s financial statements.

SFAS No. 123 (revised 2004), concerning Share-Based Payment was issued in December 2004. The Statement is a revision of Statement No. 123, ‘Accounting for Stock-Based Compensation’. Statement No. 123 (revised), supersedes APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, that allowed the use of the intrinsic value for measuring stock-based compensation expenses for stock issued to employees. The revised Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The revised Statement contains certain changes compared with the original pronouncement. This Statement is not expected to have a material impact on the Group’s financial statements.

Reclassifications

Certain balance sheet and statement of operations items previously reported under specific financial statement captions have been reclassified to conform with the 2004 presentation.

6. Other income, net

Other income/ (expenses) comprise:

amounts in USD million

	2004	2003	2002
Gain/ (Loss) on disposal of fixed assets	11	(1)	1
Royalty income	4	5	—
Amounts received from insurance claims	—	1	41
Gain on sale of subsidiaries	—	36	—
Miscellaneous income	17	20	9

	32	61	51

7. Restructuring and impairment costs

As the Group is impacted by worsening market conditions and increased price erosion, it has undertaken a number of restructuring programs during 2002, 2003 and 2004.

The following table presents the movements in restructuring provisions during the year:

amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2004	Addition	Charge	Utilized	2004
Write-down of assets	—	—	(209)	209	—
Personnel costs	(79)	(78)	(93)	117	(133)
Other costs	(41)	—	(25)	27	(39)

Total	(120)	(78)	(327)	353	(172)

amounts in USD million

	Balance as of			Balance as of
	January 1			December 31,
	2003	Charge	Utilized	2003
Write-down of assets	—	(764)	764	—
Personnel costs	(46)	(143)	110	(79)
Other costs	(24)	(35)	18	(41)

Total	(70)	(942)	892	(120)

amounts in USD million

	Balance as of				Balance as of
	January 1				December 31,
	2002	Charge	Utilized	Releases	2002
Write-down of assets	—	(456)	456	—	—
Personnel costs	(9)	(90)	45	8	(46)
Other costs	(14)	(24)	14	—	(24)

Total	(23)	(570)	515	8	(70)

Asset write-downs for 2004 were mainly related to CPT and Comp operations whereas those for 2003 & 2002 were mainly related to CPT and CDT operations. The charge in 2004 included USD50 million with respect to the acquisition of Barayo as explained in note 29.

The movements in the restructuring provision in 2004 are presented by business segment as follows:

amounts in USD million

	Balance as of				Balance as of
	January 1,				December 31,
	2004	Addition	Charge	Utilized	2004
CPT	(68)	(78)	(232)	214	(164)
CDT	1	—	(1)	—	—
COMP	(53)	—	(94)	139	(8)

Total	(120)	(78)	(327)	353	(172)

Restructuring and impairment charges during 2004 of USD327 million are presented by business segment as follows:

amounts in USD million

	Write-down of	Personnel
	assets	costs	Other costs	Total
CPT	(130)	(86)	(16)	(232)
CDT	—	(1)	—	(1)
COMP	(79)	(6)	(9)	(94)

Total	(209)	(93)	(25)	(327)

The movements in the restructuring provisions in 2003 are presented by business segment as follows:

amounts in USD million

	Balance as of			Balance as of
	January 1,			December 31,
	2003	Charge	Utilized	2003
CPT	(38)	(590)	560	(68)
CDT	(15)	(199)	215	1
COMP	(17)	(153)	117	(53)

Total	(70)	(942)	892	(120)

Restructuring and impairment charges during 2003 of USD942 million are presented by business segment as follows:

amounts in USD million

	Write-down of	Personnel
	assets	costs	Other costs	Total
CPT	(494)	(74)	(22)	(590)
CDT	(196)	(2)	(1)	(199)
COMP	(74)	(67)	(12)	(153)

Total	(764)	(143)	(35)	(942)

The movements in the restructuring provisions in 2002 are presented by business segment as follows:

amounts in USD million

	Balance as of				Balance as of
	January 21,				December 31,
	2002	Charge	Utilized	Releases	2002
CPT	(3)	(252)	217	—	(38)
CDT	(4)	(247)	230	6	(15)
COMP	(16)	(71)	68	2	(17)

Total	(23)	(570)	515	8	(70)

Restructuring and impairment charges during 2002 of USD570 million are presented by business segment as follows:

amounts in USD million

	Write-down of	Personnel
	assets	costs	Other costs	Total
CPT	(190)	(48)	(14)	(252)
CDT	(222)	(19)	(6)	(247)
COMP	(44)	(23)	(4)	(71)

Total	(456)	(90)	(24)	(570)

A number of restructuring programs were announced and charged to the statement of operations in 2004 as follows:

During 2004, The Group completed the closures of its factories in Aachen CPT (Germany), Simonstone (UK), Newport (UK) and Southport (UK) which were announced in 2003. The related restructuring charges in 2004 amounted to USD37 million.

To reduce overhead costs and improve competitiveness, the Group reduced the workforce of its Aachen Glass plant (Germany) by 20% in 2004. The restructuring charges in this respect amounted to USD10 million.

In October 2004 the Group purchased the 90% share in Barayo S.A. and Barayo Proyectos S.A. (hereinafter referred to as “Barayo”). Refer to note 29 for further information. The Group subsequently announced the closure of Barayo in February 2005.

In December 2004, the Group announced the downsizing of operations in its CRT factory in Dreux, France. The related restructuring costs are estimated at USD70 million. The downsizing is anticipated to be completed in 2005.

As a consequence of the above restructuring activities and the changing operating environment, the Group performed an assessment of the carrying values of its long-lived assets under FAS 144, and which resulted in the recording of impairment losses of USD159 million mainly in France and Germany, and also in the UK, North America and Korea.

The number of staff affected by the above restructuring programs in 2004 is estimated by management to be around 4,500 persons.

In January 2003, the Group announced the downsizing of operations in Sittard and Stadskanaal, both in The Netherlands. Their related restructuring costs were USD14 million and USD3 million respectively.

In April 2003, the Group announced the intention to consolidate its competence centre activities in Eindhoven (The Netherlands). The Washington site in Tyne & Wear (UK) was therefore closed, resulting in restructuring costs of USD5 million.

In May 2003, the Group announced the closure of the Newport (UK) and Southport (UK) plants, resulting in a charge of USD18 million and USD5 million respectively.

In June 2003, the Group announced the downsizing of the Blackburn (UK) plant, resulting in restructuring costs of USD11 million.

In October 2003, the Group communicated to the employees of Aachen Glass (Germany) about the downsizing of operations, resulting in a charge of USD7 million.

In December 2003, the Group announced the closure of Aachen CPT (Germany) and Simonstone Glass (UK), resulting in a charge of USD207 million.

In addition to the above, other restructuring costs of USD56 million were incurred at other locations. Furthermore, the Group assessed the carrying values of long-lived assets and recorded impairment losses of USD616 million in 2003 in Korea, South America, U.K., China, France, The Netherlands and other sites.

The number of staff affected by the restructuring programs in 2003 is estimated by management to be around 3,500 persons.

In January 2002, the Group announced its intention to discontinue all operations in the Group’s Ottawa plant by the end of 2002, resulting in restructuring, impairment and termination charges of USD145 million.

In January 2002, the Group reduced its workforce in Korea and the related employee severance costs amounted to USD5 million.

The restructuring of operations in Austria was announced in March 2002, resulting in restructuring costs of USD85 million.

Restructuring in Washington, UK was announced in April 2002, resulting in a charge of USD7 million.

In June 2002, the closure of certain operations in Aachen, Germany was announced, resulting in a charge of USD14 million.

In October 2002, the research and development workforce in The Netherlands was reduced, resulting in a charge of USD7 million.

In December 2002, the Group announced the closure of the Juarez, Mexico plant. The restructuring costs were USD9 million.

In addition to the above, other restructuring costs of USD31 million were incurred across other locations. Furthermore, the Group assessed the carrying values of long-lived assets and recorded impairment losses of USD267 million in 2002 in Taiwan, Korea, Spain, Netherlands, USA, UK (Newport) and other sites.

The number of staff affected by the restructuring programs in 2002 is estimated by management to be in the region of 4,900 persons.

The total amount of costs incurred during 2004, cumulative amount incurred to 2004 and expected to be incurred associated with the restructuring activities initiated after December 31, 2002 by reporting segments and by major types of costs are:

amounts in USD million

			Costs
		Cumulative	expected to
	Amount	amount	be incurred
	incurred for	incurred to	but not
	the year	date	provided for
CPT	(216)	(741)	(49)
CDT	(1)	(197)	(3)
COMP	(92)	(275)	(8)

Total	(309)	(1,213)	(60)

amounts in USD million

			Costs
		Cumulative	expected to
	Amount	amount	be incurred
	incurred for	incurred to	but not
	the year	date	provided for
Write-down of assets	(187)	(935)	(7)
Personnel costs	(97)	(224)	(38)
Other costs	(25)	(54)	(15)

Total	(309)	(1,213)	(60)

The above-mentioned activities are expected to be completed by 2005.

8. Finance income and expenses

Finance income and expenses are set out below:

amounts in USD million

	2004	2003	2002
Interest income	9	3	8
Interest expense, gross	(77)	(86)	(100)
Interest capitalized	—	—	2

Interest expense (net)	(68)	(83)	(90)
Impairment loss on available-for-sale securities (note 17)	—	(4)	—
Foreign exchange (losses)/ gains	(11)	44	(16)
Gain on disposal of available-for-sale securities	5	—	—
Miscellaneous financing costs	(21)	(14)	(16)

	(95)	(57)	(122)

A loan facility amendment fee of USD1.85 million, was paid in May 2002 and is amortized over the remaining period of the related syndicated loan facility. In addition, an arrangement fee of USD0.2 million was incurred in respect of the issuance of the Group’s EUR200 million Floating Rate Notes (“FRN”), and which is being amortized over a period of 5 years, being the term of the FRN. During 2001, loan arrangement costs of USD35 million arose in respect of the Group’s syndicated loan facility and such costs are being amortized over the term of the revolving loan. Miscellaneous financing costs represent the amortization charge of loan arrangement fees over the respective periods of such loans.

9. Taxes

Income taxes

Net tax credit relating to continuing operations amounted to USD16 million in 2004 (2003: USD18 million, 2002: USD2 million).

Loss before taxes comprises:

amounts in USD million

	2004	2003	2002
The Netherlands	(5)	(59)	(303)
Foreign	(132)	(818)	(224)

	(137)	(877)	(527)

Tax credit comprises:

amounts in USD million

	2004	2003	2002
The Netherlands:
Current taxes	1	1	—
Deferred taxation	—	—	3

	1	1	3

Foreign:
Current taxes	17	7	20
Deferred taxation	(34)	(26)	(25)

	(17)	(19)	(5)

	(16)	(18)	(2)

The Group’s operations are subject to income taxes in various foreign jurisdictions with statutory income tax rates varying from 10% to 40%. The major reconciling item between the weighted average statutory income tax rate as a percentage of income before taxes and effective income tax rate is the change in valuation allowance.

The tax effects of transactions recorded as accumulated other comprehensive income (loss) within stockholders’ equity/ (deficit) are recognized on a net-of-tax basis. The tax charge relating to the deferred results on hedge transactions was not considered material. Other items affecting accumulated other comprehensive income do not have tax consequences.

Deferred tax

The principal components of deferred tax in the balance sheet are set out below:

amounts in USD million

	2004		2003
	Assets	Liabilities	Assets	Liabilities
Goodwill and intangible assets	7	—	77	—
Property, plant and equipment	119	(56)	136	(16)
Inventories	1	—	—	(2)
Receivables	2	—	1	(1)
Provisions:
Pensions	14	—	2	—
Restructuring	39	—	7	—
Others	3	(5)	16	(1)
Other assets	—	—	5	—
Other liabilities	1	(2)	1	—
Tax credits	36	—	—	—
Tax losses	410	—	405	—

	632	(63)	650	(20)
Valuation allowance	(533)	—	(618)	—

Net deferred tax assets/ (liabilities)	99	(63)	32	(20)
Net deferred tax position	36	—	12	—

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies, including those undertaken in conjunction with the Group’s Parents, in making this assessment. In order to fully realize the deferred tax assets, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2003 and 2004.

The valuation allowance for deferred tax assets as of December 31, 2004, 2003 and 2002 was USD533 million, USD618 million and USD270 million respectively. The net change in the total valuation allowance for the year ended December 31, 2004 and 2003 was a decrease of USD85 million and an increase of USD348 million, primarily representing the change in property, plant and equipment and tax losses.

The amounts have been classified in the consolidated balance sheet as follows:

amounts in USD million

	2004		2003
	Deferred	Deferred	Deferred	Deferred
	tax asset	tax liability	tax asset	tax liability
Current portion	5	(2)	13	(4)
Non-current portion	36	(3)	17	(14)

	41	(5)	30	(18)

At December 31, 2004, the Group has net operating loss and tax credit carry forwards for income tax purposes of USD1,804 million (2003: USD1,109 million) which are available to offset future taxable income.

At December 31, 2004, estimated tax loss and tax credit carry forwards are expected to expire as follows:

						2010 to
Total	2005	2006	2007	2008	2009	2024	Unlimited
1,804	166	—	—	70	77	614	877

The Group makes estimates of amounts payable for taxation based on its interpretation of the relevant tax rules and legislation, which in certain aspects is subject to interpretation and varying local practice. Management is satisfied that all material amounts payable in respect of corporate taxes, sales tax and value added tax and similar amounts where appropriate have been adequately accrued for in the financial statements.

10. Cumulative effect of a change in accounting principle

As at January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets. On January 1, 2002, the Group followed the two-step approach for the goodwill transitional impairment test. In the first step of the impairment test, the Group calculated the fair value of each reporting unit and compared the amount with the carrying amount of the reporting units. Since the fair value was lower than the carrying amount, the second step of the goodwill impairment test was undertaken. An impairment loss of USD5 million was recorded as of January 1, 2002 as the cumulative effect of a change in accounting principle as a consequence of the adoption of SFAS No. 142.

11. Cash and cash equivalents

Cash balances are held in various locations throughout the world including substantial amounts held outside of The Netherlands. Although the Group intends to include cash balances from many locations as possible in a global cash pooling system, the repatriation of some foreign balances is restricted by local laws and exchange control in certain jurisdictions in respect of which cash and cash equivalents of USD67 million (2003: USD163 million) was recorded in the consolidated balance sheet. Where local restrictions prevent an efficient inter-company transfer of funds, the Group’s intention is that cash balances would remain in the foreign country and the Group would meet liquidity needs through ongoing cash flows, external borrowings or both.

At December 31, 2004, the Group has in total USD50 million deposited in a Cash Reserve Account which account was opened with the agent bank on behalf of the bank syndicate of the USD2,000 million syndicated loan facility and has been pledged to the agent bank. The cash balance standing to the credit of this account can only be applied towards debt repayment or prepayment and interest payment according to the requirements set forth in the Restructuring Agreement and is therefore restricted. Accordingly, this is included in non-current assets.

12. Accounts receivable

Accounts receivable includes trade and notes receivable from sales of goods and services to customers and is net of an allowance for doubtful accounts.

The changes in the allowance for doubtful accounts are as follows:

amounts in USD million

	2004	2003	2002
Balance as of January 1	9	27	24
Charge during year	9	16	24
Write-offs charged against the allowance	(5)	(34)	(21)

Balance as of December 31,	13	9	27

13. Inventories

Inventories comprise:

amounts in USD million

	2004	2003
Raw materials and supplies	115	128
Work in progress	35	54
Finished goods	105	129

	255	311
Less: Provision for obsolescence	(23)	(22)

Total	232	289

14. Related party transactions

In addition to those disclosed elsewhere in these financial statements, the following sets out material related party transactions between the Group and related parties:

amounts in USD million

	2004			2003		2002
	LGE	Philips	Anfei	LGE	Philips	LGE	Philips
Sales	893	905	3	855	836	856	966
Purchases	400	32	50	507	48	530	41
Amount due (to)/ from LGE, Philips and Anfei at December 31,
Amount due to	(52)	(14)	(9)	(77)	(9)	(27)	(35)
Amount due from	94	85	1	97	94	129	149

In the opinion of management, the above material transactions have been entered into by the Group in the normal course of its business.

As of July 14, 2004, both LGE and Philips contributed cash as additional equity investment in the Group in the amount of USD250 million each. As part of the restructuring of the Company’s syndicated loan, the then existing guarantees for an amount of USD200 million from each parent as security for the Company’s syndicated loan were released and replaced by a guarantee of USD50 million from each parent for the payment obligations in relation to the restructured syndicated loan. In addition, LGE and Philips repaid an amount of USD50 million each towards normal trade receivables prior to January 7, 2004 and have agreed as of July 14, 2004 to continue their repayments so as to maintain at the last day of each quarter this working capital reduction for the Group in an amount not less than USD50 million each.

In 2003, the Group sold its interest in LG.Philips Displays Austria to Philips. The sales proceeds reflected in the financial statements amounted to USD21 million. The result for the year ended December 31, 2003 included the gain on this disposal of this interest for USD24 million. As part of the sale, the Group had provided certain guarantees to indemnify Philips for third party claims for any liabilities, obligations, contingent liabilities or any other risks by the Group’s Austrian operations during the period when the Group controlled these operations. This guarantee shall not exceed in aggregate a maximum amount of Euro 5 million, except for risks of product liability, where no maximum amount will apply.

At the end of 2003, LG.Philips Displays Wales signed a real estate sales contract with LGE. LGE had paid USD13 million deposit to the Group in December 2003. The gain of the real estate sales amounted to USD16 million and was recognized in 2004 as the legal title had been transferred from the Group to LGE.

In December 2003 and January 2004, the Group received from Philips and LGE an amount of USD0.5 million each which completed the disposal of 2% of the shares of LG.Philips Displays Brazil to LGE and Philips, making LGE and Philips each a 1% shareholder of LG.Philips Displays Brazil.

In March 2004, the Group made the balance payments in respect of an investment in Henan Anfei Electronic Glass Company Limited (“Anfei”) amounting to USD19.4 million, which completed the acquisition of a 34% interest in Anfei.

The Group has various operating businesses in the United Kingdom, which are part of a legal branch of LG.Philips Displays Netherlands BV (“LPDN”). The UK operations have been loss making and management is satisfied that current year tax losses are available for carry forward and consortium relief. LPDN and Philips Electronics UK (“PEUK”) have entered into a Compensation Agreement for Tax Losses (“the Agreement”) whereby PEUK will pay LPDN for the benefit of current year tax losses it can utilize under consortium relief provisions. The availability and utilization of the losses is dependant on such consortium relief loss surrenders being in compliance with UK and European Union legislation, which is expected to be tested by the UK Inland Revenue authority, but the management is confident it should prevail as confirmed by positive legal advice from a Queen’s Counsel in the UK. Under the Agreement, payment is made by PEUK to LPDN for 50% of LPDN’s UK losses on the basis of estimated tax losses available for surrender. The tax benefit is shared 50/50 between PEUK and LPDN. Consequently, LPDN receives GBP7.5 per GBP100 of current year tax losses as the current tax rate in the UK is 30%. During 2004, LPDN had received GBP4 million (2003: GBP6 million, 2002: Nil) (2004: USD8 million, 2003: USD10 million, 2002: Nil) from PEUK for the transfer of LPDN’s UK tax losses (for 2003 and 2004). These amounts would be repayable to PEUK should the consortium relief claims be held to be invalid.

Results for the year ended December 31, 2002 included fire insurance claimed from LGE of USD40.5 million, the sales of intellectual property to Philips of USD20 million, quality rebates from LGE of USD3 million, R&D service provided to LGE of USD5 million and income of USD3 million from LGE relating to divestment of ‘Fly Back Transformer’ business.

Both LGE and Philips have provided certain indemnities for various items including certain litigation matters and also pre-formation liabilities such as certain tax liabilities and environmental liabilities that may come to light in respect of events or conditions relating to periods prior to June 30, 2001.

Additionally, the Group has service level agreements with both LGE and Philips. The Group makes payment to LGE and Philips pursuant to service level agreements, and services provided by LGE and Philips are charged on a cost plus basis and vice versa where the Group provides services to LGE and Philips.

15. Other current assets

Other current assets primarily consist of prepaid expenses.

16. Investment in unconsolidated companies

In March 2004, the Group made the balance payments in respect of an investment in Henan Anfei Electronic Glass Company Limited (“Anfei”) amounting to USD19.4 million.

With this further equity injection, and the receipt of the business license, the Group has increased its equity investment to USD22 million representing a shareholding of 34%. The Group has adopted the equity method of accounting in respect of this investment. Included in investment is USD6 million, representing the excess of the Group’s investment over its underlying equity in the net assets of the unconsolidated company.

At December 31, 2003, Anfei was still awaiting the grant of the final business licence from the Chinese Government, and accordingly, the USD3.4 million initial investment was accounted for as an investment deposit in Anfei. As the Group did not have a majority controlling interest and was also not able to exercise significant influence over Anfei as of December 31, 2003, the investment was recorded at cost in the Group’s consolidated balance sheet.

The changes during 2004 are as follows:

amounts in USD million

Investments
Balance as of January 1, 2004	3
Acquisitions/ additions	19
Share of loss	(2)
Translation differences	1

Balance as of December 31, 2004	21

The results related to unconsolidated companies shown in Statement of Operations also included the share of loss of other unconsolidated companies of USD3 million, which were subsequently acquired by the Group to become its subsidiaries during 2004, as explained in note 29.

17. Other non-current financial assets

During 2003, the Group invested in a bond issued by LG Card amounting to USD17 million. This investment was classified as an available-for-sale security. LG Card was undergoing financial difficulties and restructuring in 2003 and in light of those circumstances, an other-than-temporary impairment charge of USD4 million was recorded against this investment to write the investment down to its fair value. During 2004, this investment was disposed of for USD18 million.

18. Other non-current assets

Included in other non-current assets in 2004 are mainly rental and utility deposits whereas those in 2003 were mainly amounts receivable of USD11.6 million, net of allowance of USD2.5 million from a former group company that was sold during 2003.

19. Property, plant and equipment

amounts in USD million

			Land and
			Buildings
		Land and	(held for		Other	Construction
COST	Total	Buildings	sale)	Machinery	equipment	in progress
Balance as of January 1, 2004	3,298	748	—	2,301	145	104
Additions	137	9	—	37	11	80
Acquisition	72	—	72	—	—	—
Transfer and reclassification	—	9	—	50	(4)	(55)
Disposals and write-offs	(543)	(43)	—	(474)	(26)	—
Translation differences	131	29	—	94	5	3
	(203)	4	72	(293)	(14)	28
Balance as of December 31, 2004	3,095	752	72	2,008	131	132

			Land and
			Buildings
		Land and	(held for		Other	Construction
ACCUMULATED DEPRECIATION AND IMPAIRMENT	Total	Buildings	sale)	Machinery	equipment	in progress
Balance as of January 1, 2004	(1,574)	(221)	—	(1,226)	(73)	(54)

Depreciation charged for the year	(222)	(32)	—	(167)	(23)	—
Impairments	(159)	(22)	—	(119)	(17)	(1)
Disposals and write-offs	518	30	—	462	26	—
Translation differences	(67)	(6)	—	(55)	(6)	—

	70	(30)	—	121	(20)	(1)

Balance as of December 31, 2004	(1,504)	(251)	—	(1,105)	(93)	(55)

Net book value at December 31, 2004	1,591	501	72	903	38	77

Net book value at December 31, 2003	1,724	527	—	1,075	72	50

In 2004, the Group entered into a land sale agreement with a real estate company in Spain. The carrying value of the land has been classified as held for sale. The land sale transaction is expected to be consummated by 2005. Such land held for sale is reported under the CPT product segment.

Land (with a book value of USD103 million) is not depreciated.

In view of the declining CRT market, price erosion and keen competition from LCD and plasma technologies, the Group recorded impairment charges of USD159 million in respect of its property, plant and equipment (see note 7).

No interest was capitalized during the year ended December 31, 2004 (2003: Nil, 2002: USD2 million).

20. Leases

The Group has non-cancellable operating leases, primarily for computer equipment, that expire within the next year. These leases generally contain renewal options for periods ranging from three to five years. The Group’s operating leases also include non-cancellable operating leases for property, which expire over periods ranging from 6 months to 7 years.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2004 are:

amounts in USD million

Year ending December 31
2005	13
2006	6
2007	5
2008	3
2009	3
After 5 years	4

Total minimum leases payments	34

Operating lease expenses amounted to USD19.7 million in 2004 (2003: USD29.9 million, 2002: USD28.0 million).

21. Goodwill and intangible assets

amounts in USD million

				Other
COST	Total	Goodwill	Software	intangibles
Balance as of January 1, 2004	450	364	17	69

Additions	3	—	3	—
Translation differences	2	—	1	1

	5	—	4	1

Balance as of December 31, 2004	455	364	21	70

ACCUMULATED AMORTIZATION AND IMPAIRMENT

Balance as of January 1, 2004	(160)	(130)	(9)	(21)

Amortization	(11)	—	(3)	(8)
Translation differences	(2)	—	(1)	(1)

	(13)	—	(4)	(9)

Balance as of December 31, 2004	(173)	(130)	(13)	(30)

Net book value at December 31, 2004	282	234	8	40

Net book value at December 31, 2003	290	234	8	48

Goodwill assigned to products segment

amounts in USD million

	Balance as
	of January 1,
	2004	Impairment	Total
CPT	234	—	234
CDT	—	—	—
COMP	—	—	—

Total	234	—	234

amounts in USD million

	Balance as
	of January 1,
	2003	Impairment	Total
CPT	234	—	234
CDT	89	(89)	—
COMP	—	—	—

Total	323	(89)	234

The Group evaluates goodwill on an annual basis as of the fourth quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment. Future goodwill impairment tests could result in further charges to earnings.

Amortizing intangible assets

At December 31, 2004, amortizing intangible assets consisted of:

amounts in USD million

		Weighted average
	Gross carrying	amortization period	Accumulated
	amount	(years)	amortization
Acquired intangible assets
Software	21	3	(13)
Intellectual property rights	58	10	(21)
Technology-based	10	5	(7)
Other intangible assets	2	5	(2)

	91	7.27	(43)

At December 31, 2003, amortizing intangible assets consisted of:

amounts in USD million

		Weighted average
	Gross carrying	amortization period	Accumulated
	amount	(years)	amortization
Acquired intangible assets
Software	17	3	(9)
Intellectual property rights	57	10	(14)
Technology-based	10	5	(5)
Other intangible assets	2	5	(2)

	86	7.27	(30)

Amortization expense related to amortizing intangible assets was USD11 million for the year ended December 31, 2004 (2003: USD16 million; 2002: USD11 million).

The estimated amortization expenses for these amortizing intangible assets for each of the five succeeding years are:

amounts in USD million

2005	12
2006	9
2007	7
2008	6
2009	6

22. Provisions and other liabilities

Provisions comprise:

amounts in USD million

	2004		2003
	Current	Non current	Current	Non current
	portion	portion	portion	portion
Pensions	—	9	—	7
Other post-retirement benefits	2	39	1	38
Restructuring	168	4	110	10
Jubilee	2	2	1	4
Obligatory severance payment	2	32	7	25
Warranty	4	12	5	5
Other liabilities	158	5	187	2

	336	103	311	91

Other liabilities are summarized as follows:

amounts in USD million

	2004		2003
	Current	Non current	Current	Non current
	portion	portion	portion	portion
Personnel related costs
Salaries and wages	29	—	25	—
Accrued holiday entitlements	13	—	12	—
Other personnel-related costs	12	—	13	—
Deferred income	24	—	21	—
Fixed assets related costs (Gas, water, electricity, rent and other)	17	—	15	—
Distribution costs	9	—	9	—
Material related costs	8	—	5	—
Sales related costs	2	—	2	—
Interest related accruals	1	—	15	—
Derivative instruments — liabilities	—	—	31	—
Other accrued liabilities	43	5	39	2

	158	5	187	2

The provision for warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Group with respect to products sold. The changes in the provision for warranty are as follows:

amounts in USD million

	2004	2003	2002
Balance as of January 1	10	9	7
Additions	16	10	6
Utilizations	(11)	(10)	(1)
Releases	—	—	(4)
Translation differences	1	1	1

Balance as of December 31	16	10	9

23. Long-term and short-term debt

Long-term debt in multi-currencies comprise:

amounts in USD million

			Amount		Amount
			outstanding at		outstanding at
	Range of	Average rate	December 31,	Years of	December 31,
	interest rates	of interest	2004	maturity	2003
Long-term bank loans	2.72 - 7.83%	4.43%	928	2 to 4 years	226
Other	2.50 - 4.79%	4.66%	289	2 to 10 years	267

			1,217		493

Less: current portion			(140)		(50)

			1,077		443

In July 2002, a private placement of EUR200 million Floating Rate Note (“FRN”) due 2007 was made. These notes were issued by a wholly owned subsidiary, LG.Philips Displays Finance LLC, at par and carry a coupon rate of 2.625% per annum over the six months Euribor rate. The notes are unsecured and are listed on the Luxembourg Stock Exchange, and are guaranteed by LG.Philips Displays Holding B.V. The proceeds from the FRN issue were primarily used to fund the general working capital and restructuring projects undertaken in the Group.

Based on the loan agreements, at December 31, 2004, the long-term debt is expected to be repaid as follows in the coming five years:

amounts in USD million

Year ending December 31
2005	140
2006	188
2007	445
2008	162
2009	132

Thereafter	150

1,217

The Restructuring Agreement provides the bank syndicate an enhanced security package. Various Security Interests which have been granted in favor of the agent bank of the syndicated loan facility include, among others:

1.	charge over the Mandatory Prepayment Account, Cash Reserve Account and Escrow Account with the total outstanding balance of USD50 million as of December 31, 2004;

2.	charge over Intellectual Property;

3.	pledge of shares of certain LG.Philips Displays companies;

4.	pledge of inter-company receivables of LG.Philips Displays Holding B.V. which the 2004 year-end balance was USD2,408 million;

5.	pledge of real property and assets in the Netherlands, Czech, Korea, Brazil, France, Mexico and USA which the total book value was USD888 million as of December 31, 2004.

Equipment with a carrying value of USD59 million as of December 31, 2004 (2003: USD50 million) in a subsidiary in the People’s Republic of China (“PRC”) has been pledged as security in respect of a portion of the long-term bank loans in the amount of USD30 million (2003: USD60 million).

Short-term debt comprises:

amounts in USD million

	2004	2003
Bank loans	60	1,604
Portion of long-term debt included under current-liabilities	140	50

	200	1,654

During 2004, the weighted average interest rate on short-term bank borrowings was 3.56% (2003: 2.83%).

At December 31, 2003, the Group was in breach of certain covenants in respect of the Group’s USD2,000 million syndicated loan facility. As set out in note 3, on July 14, 2004, the Group successfully completed the restructuring of the amounts outstanding under the syndicated loan agreement.

A set of new financial covenants was set up in the Restructuring Agreement based on the Group’s revised long-term projections. 14 Subsidiaries of LG.Philips Displays Holding B.V. are guarantors for the syndicated loan facility. The Restructuring Agreement also includes various monitoring, reporting and enforcing mechanisms to ensure the full protection of lenders’ rights under the syndicated loan facility. Upon the occurrence of an event of default, the lenders can choose to declare the outstanding syndicated loan immediately due and payable and exercise their rights under various security agreements with the Group.

The Group has opened a Mandatory Prepayment Account, Cash Reserve Account and Escrow Account with the agent bank of the bank syndicate and pledged them to the agent bank for debt service purpose. The proceeds from certain asset disposals, certain new (long term) debt financings, among others, etc. as well as the excess cash over USD130 million from the annual ending cash balance of the Group except subsidiaries in the PRC and Barcelona shall be deposited to the Mandatory Prepayment Account. If the outstanding credit balance of the Mandatory Prepayment Account is above USD5 million at the end of any interest period, the agent bank shall apply the balance for the syndicated loan prepayment according to the procedures set forth in the Restructuring Agreement. The Group is not allowed to withdraw proceeds from these accounts for any purpose other than debt service.

Property, plant and equipment with a carrying value of USD82 million as of December 31, 2004 (2003: USD67 million) in a subsidiary in the PRC comprising buildings, land use rights and equipment have been pledged as security in respect of a portion of short-term bank loans in the amount of USD42 million (2003: USD76 million).

At December 31, 2004, LG.Philips Displays Holding B.V. guarantees USD30 million shot-term loans borrowed by one subsidiary in the PRC in favor of the Korea Development Bank.

Accounts receivable with a carrying amount of USD9 million as of December 31, 2004 (2003: USD39 million) has been pledged as security in respect of USD9 million receivable discounting on recourse basis (2003: USD39 million).

At the end of 2004, the Group has approximately USD256 million available and unused short-term uncommitted loan facilities in China and Korea. The Group is not paying any commitment fee for these unused loan facilities.

24. Pensions and other post-retirement benefits

(a)	Defined benefit pension plans

Operations of the Group located in Brazil, Germany and Taiwan have defined benefit pension plans covering certain qualified employees. The assets of the plans are held separately from those of the Group. The Group contributes, as necessary, an amount determined by reference to actuarial valuations. Pension costs in respect of defined-benefit pension plans primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

(b)	Multi-employer pension plans

Certain employees of operations of the Group located in the Netherlands, the United States of America, the United Kingdom (excluding operations in Wales), Austria and France participate jointly with employees of Philips in the defined benefit pension plans established in the relevant jurisdictions by Philips (the “multi-employer pension plans”) pursuant to the service level agreements between the Group and Philips. Under the pension plan arrangements, pension plan assets in respect of the Group’s employees are not segregated from those in respect of Philips’ employees and the plans are accounted for as multi-employer plans. The amounts of pension contributions made by the Group are determined by reference to Philips consulting actuaries. Pension contributions paid and due for the year are charged to the statement of operations as pension costs.

(c)	Defined contribution pension arrangements

Defined contribution pension plans covering qualified employees are in place for operations of the Group located in Hong Kong, China, Korea, Slovakia, Czech Republic and Singapore. Pension contributions are determined based on either specific rates set out in the rules of the relevant pension plans or local regulatory requirements. The amount of pension contributions paid and due for the year are charged to the statement of operations as pension costs.

(d)	Defined benefit post-retirement plans

The Group offers defined benefit post-retirement plans in United States of America and Brazil to provide benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Contributions made by the Group are determined by reference to independent actuarial valuations. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

(e)	Other post-employment benefits plans

In certain jurisdictions the Group also offers post-employment benefits or severance plans to eligible employees upon voluntary terminations. The amount of benefits is determined based on the Group’s employee benefits policies in the relevant locations and is generally based on the employees’ years of service with the Group. The costs of such benefits are accrued and charged to the statement of operations in the year when employees of these locations become eligible.

The measurement date for most defined benefit plans is December 31.

Provided below is a table with a summary of the changes in the pension benefit obligations and defined pension plan assets for 2004 and 2003, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

Also provided below is a table with a summary of the changes in the accumulated postretirement benefit obligations and plan assets for 2004 and 2003, and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.

amounts in USD million

	2004	2003	2004	2003
Benefit obligation	Pension benefits		Postretirement benefits
Benefit obligation as of January 1,	41.9	29.1	46.4	37.4
Service cost	0.4	0.6	0.2	0.3
Interest cost	5.2	3.6	3.8	3.4
Actuarial loss	3.4	1.5	13.4	4.5
Benefit paid	(3.4)	—	(3.1)	(1.2)
Exchange rate differences	3.8	7.1	1.5	2.0

Benefit obligation as of December 31	51.3	41.9	62.2	46.4

amounts in USD million

	2004	2003	2004	2003
Plan assets	Pension benefits		Postretirement benefits
Fair value of plan assets as of January 1,	39.7	26.8	—	—
Actual return on plan assets	6.4	5.7	—	—
Employee contributions	—	0.1	—	—
Employer contributions	0.5	0.4	—	—
Benefit paid	(3.4)
Exchange rate differences	3.5	6.7	—	—

Fair value of plan assets as of December 31,	46.7	39.7	—	—

Funded status	(4.5)	(2.2)	(62.2)	(46.4)
Unrecognized prior service cost	0.3	0.4	0.3	0.3
Unrecognized net (gain) loss	—	(2.0)	21.1	7.4

Net balance	(4.2)	(3.8)	(40.8)	(38.7)

Classification of the net balances is as follows:
- Prepaid pension costs under non-current receivable	4.9	3.2	—	—
- Provisions for pensions under provisions	(9.1)	(7.0)	(40.8)	(38.7)

	(4.2)	(3.8)	(40.8)	(38.7)

Information for pension plans with accumulated benefit obligation in excess of plan assets amounts in USD million

	2004	2003
Projected benefit obligation	9.1	7.0
Accumulated benefit obligation	8.8	6.1
Fair value of plan assets	—	—

Total accumulated benefit obligation for pension benefits was USD50.0 million as of December 31, 2004 (2003: USD40.1 million).

The components of net periodic pension costs of major defined-benefit and post-retirement plans were as follows:

	2004	2003	2002	2004	2003	2002
	Pension benefits			Post-retirement benefits
Service cost-benefits earned during the period	0.4	0.6	0.6	0.2	0.3	0.3
Interest cost on the projected benefit obligation	5.2	3.6	3.8	3.8	3.4	3.1
Expected return on plan assets	(6.0)	(3.7)	(4.5)	—	—	—
Net actuarial loss recognized	—	0.7	—	0.4	0.3	—
Other	0.1	0.1	3.1	—	0.1	—

Net periodic pension cost	(0.3)	1.3	3.0	4.4	4.1	3.4

The Group used the following assumptions, calculated based on weighted average, to measure the benefit obligations at December 31 as follows:

	2004	2003	2004	2003
	Pension benefits		Post-retirement benefits
Discount rate	10.7%	12.0%	7.6%	7.5%
Rate of compensation increase	5.8%	6.7%	1.9%	1.5%

The Group used the following assumptions, calculated based on weighted average, to measure the net periodic benefit cost for years ended December 31 as follows:

	2004	2003	2004	2003
	Pension benefits		Post-retirement benefits
Discount rate	12.0%	10.9%	7.5%	7.9%
Rate of compensation increase	6.7%	5.4%	1.5%	1.4%
Expected long-term return on plan assets	14.5%	12.8%	—	—

Assumed healthcare cost trend rates at December 31:

	2004	2003
Healthcare cost trend rate assumed for next year	7.7%	9.6%
Rate that the cost trend rate will gradually reach	6.0%	6.0%
Year that the rate reaches the rate it is assumed to remain at	2008	2008

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1-	1-
	Percentage-	Percentage-
	Point	Point
	Increase	Decrease
Effect on total of service and interest cost	0.9	(0.7)
Effect on post-retirement benefit obligation	8.9	(7.8)

The Group also sponsors defined-contribution and similar-type plans for a significant number of salaried employees. The total cost of these plans amounted to USD5.7 million (2003: USD4.6 million; 2002: USD0.7 million). The contributions to the multi-employer plans amounted to USD14.6 million in 2004 (2003: USD14.2 million; 2002: USD11.0 million) .

As of December 31, 2004, the following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

		Post-
	Pension	retirement
	benefits	benefits
2005	3.6	3.6
2006	3.9	3.8
2007	4.2	4.0
2008	4.4	4.3
2009	4.7	4.6
Thereafter	26.8	23.1

	47.6	43.4

Contributions expected to be paid to the pension benefits plan during the next fiscal year are USD0.5 million.

The investment strategy for the plan assets (based on the Investment Policy Statement) in general is annually determined by the Administrative Committee and approved by the Board of Directors of the pension fund. The investment policy sets out the target strategic allocations for each asset class considered, the ranges for tactical asset allocation, risks budgets, and other investment guidelines for the investment manager, such as benchmarks and target credit ratings.

The pension fund invests in the local equity and fixed income markets, as well as the commercial real estate market. Derivatives are used to achieve exposure to certain less liquid assets that would otherwise be difficult to negotiate. Additionally, they are used to effect quick changes in tactical asset allocation and duration, and may also be used to limit the plan’s exposure to interest rate risk and currency exchange risk on investments. In order to keep the fund’s investment strategy in balance with the structure of its pension benefit obligation, asset-liability reviews are carried out periodically. The structure of the pension benefit obligation, expectations and scenarios with regard to the long-term rate of return on assets, acceptable ranges for contributions and risk parameters are the input for these reviews.

The expected long-term rates of return on assets are based on scenario analysis of the development of the global economy and consequently the development of financial markets.

The Group’s pension plan asset allocation at December 31, 2004 and November 30, 2003 and target allocation 2005 is as follows:

	Target
	allocation
	2005	2004	2003
Asset category
Equity securities	3%	5%	4%
Debt securities	70%	64%	66%
Real estate	24%	28%	27%
Other	3%	3%	3%

	100%	100%	100%

25. Disposal of subsidiaries

During 2003, the group disposed certain interests of its subsidiaries for USD21 million, satisfied in cash.

amounts in USD million

2003
Net assets disposed
Accounts receivable	(4)
Inventories	(18)
Other current assets	(11)
Property, plant and equipment	(2)
Accounts payable	6
Other provisions and liabilities	23
Other non-current liabilities	21

Net identifiable liabilities	15
Total proceeds received, satisfied in cash	21

Gain in respect of the disposal of subsidiaries	36

26. Financial instruments and risks

The Group runs a global business. Hence, it is exposed to global market risks, including currency risk, interest rate risk, commodity risk and credit risk.

The Group does not purchase or hold derivative financial instruments for trading purposes.

Currency risk

The Group’s functional currency is the US dollar. The Group has a significant proportion of its revenues and costs denominated in Euros, Pound Sterling, Chinese Yuan and Korean Won as it has substantial presence in terms of sales, production, administration and design and engineering in Europe, China and Korea. Consequently, fluctuations in Euros, Pound Sterling, Chinese Yuan and Korean Won against the US dollar can have a material impact on the Group’s financial results.

The Group is exposed to currency risks in the following areas: -

•	Transaction exposure arising from transactions denominated in currencies other than the Group’s functional currency, such as existing and forecast sales and purchases, and account receivables and payables;

•	Translation exposures of non-functional-currency-denominated debt of the Group;

•	Translation exposures of non-functional-currency-denominated intercompany loans to the its subsidiaries; and

•	Translation exposures of non-functional-currency-denominated equity investments.

The Group has adopted the following Risk Management Policy: -

Hedging is allowed for transaction exposures denominated in currencies other than the functional currencies of the local organizations. Local treasury managers and/or financial controllers are responsible for identifying, measuring and arranging hedges for the foreign currency exposures arising from material transactions. Forwards are allowed to be used to hedge committed and anticipated foreign currency exposures. Generally the maximum tenor of the hedges is less than 12 months.

The Group does not hedge the foreign currency exposures arising from translation exposures.

The Group does not hedge the foreign currency exposures arising from non-functional-currency-denominated equity investments.

Interest rate risk

At December 31, 2004, the Group had USD1,092 million of external floating debt. The Group has not employed any hedges for the floating debt and there were no outstanding interest rate swaps at year-end 2004.

Commodity price risk

The Group purchases certain base metal (such as copper) and precious metal. To mitigate the commodity price risks, the Group employs derivatives to hedge such risks. The commodity price derivatives are entered into as cash flow hedges to offset forecast purchases. There were no commodity derivative contracts outstanding at year-end 2004.

Credit risks

The Group encounters credit exposure to its customers with respect to the receivables and the financial institutions with respect to derivative financial instruments, borrowing and cash deposits. The Group did not experience any significant loss arising from payment failure by its customers as the Group performs ongoing credit evaluations of the financial conditions of its customers. As of December 31, 2004, the Group had credit risks, based on the gross fair value of the financial transactions, exceeding USD10 million to the following number of counterparties.

	USD10 - 25 million	> USD25 million
AA rated bank counterparties	1	1
A rated bank counterparties	—	2
Lower rated bank counterparties	3	3

To protect both the financial institutions and the Group, it is the Group’s policy to execute an ISDA (International Swap Dealers Association) master agreement prior to entering any derivatives with the financial institutions. Wherever possible, cash is placed in financial institutions with strong credit ratings.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short maturities. The fair value of the derivative instruments and financial assets is based on their estimated market price. The carrying amount of debts approximates their fair value as the debts are predominantly floating rate or short-term.

Amount in USD million

	December 31, 2004		December 31, 2003
	Carrying	Estimated	Carrying	Estimated
	Amount	fair value	Amount	fair value
Assets:
Cash and cash equivalents	113	113	322	322
Accounts receivable	389	389	445	445
Pledged deposits	50	50	—	—
Other financial assets	—	—	13	13

Liabilities:
Accounts payable	(677)	(677)	(674)	(674)
Debt	(1,277)	(1,277)	(2,097)	(2,097)
Derivative instruments	—	—	(31)	(31)

27. Commitments & Contingencies

Litigation

The Group is subject to various ongoing and pending lawsuits and claims at December 31, 2004 that management believes to be insignificant. The Group intends to vigorously contest the liability in all such matters brought against the Group. While no assurance can be given as to the ultimate outcome of such lawsuits, the directors are of the opinion that such litigation will not have a material adverse effect on the results of operations or the financial position of the Group.

28. Subsequent events

On March 2, 2005, the Group announced the closure of its Durham (UK) plant due to heavy price erosion and drop in demand for medium sized tubes. The factory is expected to cease operations by end of July 2005. The related closure costs will amount to approximately USD43 million and the closure will be completed in 2005.

On March 24, 2005, the Chinese authorities approved the merger of Hua Fei Colour Display Systems Co., Ltd. and Nanjing Huapu Electronics Co., Ltd., which companies are both for 55% owned by the Group. The merger is expected to be completed in 2005 and will not change the Group’s shareholding interest.

29. Acquisition of subsidiaries

During 2004, the Group acquired the remaining 90% shareholding in Barayo from Business Creation Industries B.V. (“BC”) subject to certain conditions. These conditions were satisfied and the purchase was consummated on October 19, 2004, on which date the Group became the sole shareholder (100%) of Barayo. Thus, the Group has consolidated Barayo’s results from October 19, 2004.

The excess of the consideration over the fair value of the assets and liabilities assumed, amounting to USD50 million, was expensed as the Group has committed and intends to close the operations of Barayo. As the Group had previously held a 10% shareholding in Barayo, the Group retroactively consolidated 10% of Barayo’s results in 2003 and 2004 until the acquisition date by accounting for the Group’s 10% of the shareholding in Barayo according to the equity method, following provision of ARB 51. As a result thereof, the Group recorded a loss of EUR2 million (equivalent to USD3 million) and EUR3 million (equivalent to USD3 million) in the Consolidated Statement of Operations for the year 2004 and consolidated retained earnings, respectively.

On February 3, 2005, the Group announced the closure of its Barayo plant in Spain. The number of employees affected is around 360.

30. Summary of Operating Segments

The Group’s business units have been segregated and internally reported by management into three major reportable segments comprising CPT, CDT, and Comp. Its CPT segment for television sets and CDT segment for computer monitors serve global customers from various regions. The components segment includes Glass, Deflection Yoke, Electron Gun and Yoke Rings.

Product Segment

amounts in USD million

	For the year ended December 31, 2004
					Corporate
	Total	CPT	CDT	COMP	and other
Total sales including internal sales	4,673	2,870	1,027	776	—
Internal sales	(626)	—	—	(626)	—

Net total sales to third parties	4,047	2,870	1,027	150	—

% of net third parties’ sales	100%	70.9%	25.4%	3.7%	—
(Loss)/ profit from operations	(42)	(75)	109	(52)	(24	)(1)
% of net third parties’ sales	–1.0%	–2.6%	10.6%	–34.7%
Capital expenditure	137	91	14	32	—
Long-lived assets	1,873	1,409	304	160	—
Total assets	2,991	2,000	489	275	227	(1)

amounts in USD million

	For the year ended December 31, 2003
					Corporate
	Total	CPT	CDT	COMP	and other
Total sales including internal sales	4,705	2,862	969	874	—
Internal sales	(739)	—	—	(739)	—

Net total sales to third parties	3,966	2,862	969	135	—

% of net third parties’ sales	100%	72.2%	24.4%	3.4%	—
(Loss)/ profit from operations	(820)	(498)	(168)	(166)	12	(1)
% of net third parties’ sales	–20.7%	–17.4%	–17.3%	–123.0%
Capital expenditure	208	105	20	83	—
Long-lived assets	2,014	1,425	341	248	—
Total assets	3,422	1,995	588	414	425	(1)

amounts in USD million

	For the year ended December 31, 2002
					Corporate
	Total	CPT	CDT	COMP	and other
Total sales including internal sales	5,393	2,999	1,201	1,193	—
Internal sales	(991)	—	—	(991)	—

Net total sales to third parties	4,402	2,999	1,201	202	—

% of net third parties’ sales	100%	68.1%	27.3%	4.6%	—
(Loss)/ profit from operations	(405)	(165)	(223)	(40)	23	(1)
% of net third parties’ sales	–9.2%	–5.5%	–18.6%	–19.8%	—
Capital expenditure	442	295	97	50	—
Long-lived assets	2,843	1,897	602	344	—
Total assets	4,349	2,621	827	701	200	(1)

(1)	Unallocated income/ (loss) includes general and administrative expenses in the corporate office and research centres as well as net general service fee recovered from product segments, net of amounts incurred. Unallocated total assets primarily relate to cash.

Geographical Area

amounts in USD million

	For the year ended December 31, 2004
	Total	Netherlands	China	Korea	America	Brazil	Others
Total sales including internal sales	6,034	1,031	1,366	1,405	376	532	1,324
Internal sales	(1,987)	(74)	(183)	(290)	(55)	(280)	(1,105)

Net total sales to third parties	4,047	957	1,183	1,115	321	252	219

% of net third parties’ sales	100%	23.7%	29.2%	27.6%	7.9%	6.2%	5.4%
Long-lived assets	1,873	4	632	509	8	108	612
Total assets	2,991	191	1,073	695	66	175	791

amounts in USD million

	For the year ended December 31, 2003
	Total	Netherlands	China	Korea	America	Brazil	Others
Total sales including internal sales	5,874	888	1,351	1,304	310	415	1,606
Internal sales	(1,908)	(90)	(170)	(269)	(21)	(252)	(1,106)

Net total sales to third parties	3,966	798	1,181	1,035	289	163	500

% of net third parties’ sales	100%	20.1%	29.8%	26.1%	7.3%	4.1%	12.6%
Long-lived assets	2,014	21	702	536	18	120	617
Total assets	3,422	319	1,125	840	85	172	881

amounts in USD million

	For the year ended December 31, 2002
	Total	Netherlands	China	Korea	America	Brazil	Others
Total sales including internal sales	6,592	744	1,138	1,604	460	362	2,284
Internal sales	(2,190)	(276)	(167)	(441)	(41)	(179)	(1,086)

Net total sales to third parties	4,402	468	971	1,163	419	183	1,198

% of net third parties’ sales	100%	10.6%	22.1%	26.4%	9.5%	4.2%	27.2%
Long-lived assets	2,843	31	894	683	191	146	898
Total assets	4,349	228	1,283	1,001	280	188	1,369